07024622

SUPPL

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 - 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

7 June 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NW
Washington DC 20549
United States of America

Dear Sir/Madam

Alinta Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-35038</u>

The enclosed information is being furnished by Alinta Limited (**Alinta**) under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the **Exchange Act**). Alinta's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Alinta is subject to the Exchange Act.

Yours sincerely

Patrick McCole
Company Secretary

Encl.

MELBOURNE:52885.4

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6846

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

11 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Alinta Signs Revised Babcock & Brown/Singapore Power Consortium Scheme Implementation Agreement

Attached is a News Release regarding the above.

Also attached is an Investor Presentation regarding the revised Offer from the Babcock & Brown/Singapore Power Consortium.

Yasmin Broughton
Company Secretary

Enclosures

News Release

Alinta

11 May 2007

ALINTA SIGNS REVISED SCHEME IMPLEMENTATION AGREEMENT WITH BABCOCK & BROWN/SINGAPORE POWER

DELIVERS VALUE OF $16.06 PER SHARE, PLUS 40 CENTS FRANKING CREDITS

Alinta Limited today announced it had agreed to recommend a revised offer from the Babcock & Brown/Singapore Power consortium (B&B/SP) to acquire the Company for a total consideration valued at $16.06 per Alinta share[1] ($16.46 per share including franking credits).

The Offer of $16.06 per share is a premium of 49% to the 30 day Volume Weighted Average Price of Alinta shares prior to the announcement of a potential management buyout proposal on 9 January 2007.

The revised Offer is an improvement of more than $1.00 per share since the initial recommended proposal of 30 March 2007, taking into account the increase in the offer terms and the price appreciation in the B&B funds' securities.

Alinta Chairman Mr John Akehurst said: "The B&B/SP Offer delivers outstanding shareholder value, choice for all shareholder groups and a high degree of completion certainty."

The Alinta Directors intend to recommend that Alinta shareholders vote in favour of the proposed scheme of arrangement, in the absence of a superior proposal and subject to an independent expert concluding, and continuing to conclude, that the proposal is in the best interests of Alinta shareholders.

The enhanced B&B/SP offer comprises:

Component	Value[1]	Scrip Ratio per AAN Security
Cash	8.925	-
Securities:		
APA Group	1.27	0.301
Babcock & Brown Infrastructure (BBI)	1.48	0.752
Babcock & Brown Power (BBP)	2.30	0.669
Babcock & Brown Wind Partners (BBW)	0.48	0.260
BBI Exchangeable Preference Shares (BBI EPS)	1.60	1.599
Total	**$16.06**	
Plus potential value of franking credits	40c	

The proposed scheme provides Alinta shareholders with the opportunity to choose to maximise cash, scrip in the B&B funds or Capital Gains Tax (CGT) rollover relief, subject to respective caps. This allows individual shareholders to request the form of consideration that most suits

[1] Based on 11am prices on 8 May 2007, shortly before B&B/SP submitted its revised proposal

Alinta

their personal circumstances. The proposed consideration comprises the pro rata distribution of APA securties (8% of total consideration) and one of four alternatives:

- Maximum cash – subject to an overall cap of $4.47 billion (56% of total consideration)
- Maximum scrip in B&B funds – subject to an overall cap of $2.13 billion (27% of total consideration)
- All preference shares, expected to qualify for CGT rollover relief – subject to an overall cap of $800 million (10% of total consideration)
- Default option – $8.925 cash and scrip as detailed in the table above[2]

The BBI Exchangeable Preference Shares are expected to pay a fully franked dividend calculated by reference to 90 day bank bill interest rates plus a margin, and to be exchangeable into BBI securities at a discount to market on exchange dates (the first of which will be in 5 years) or on certain trigger events.

Mr Akehurst said: "Through the small shareholder[3] cash-out facility, the revised Offer means that the majority of Alinta shareholders will have access to all cash for their shares."

The revised Offer also provides Alinta shareholders with the potential opportunity for CGT rollover relief through the issue of preference shares which may be exchanged into BBI securities, comprising about 10 per cent of the total consideration. To the extent there is excess demand for BBI EPS, entitlements may be capped at approximately $12,000 per shareholder. This provides a prospective solution to the CGT liability issue for those likely to be most concerned about it.

The B&B/SP and Macquarie offers were rigorously assessed against a broad range of financial and risk criteria.

While both offers delivered similar headline financial outcomes, the B&B/SP proposal was favoured overall as it offers:

- Greater completion certainty
- Higher confidence in value of scrip component of consideration:
  - Stronger growth outlook
  - Better quality of cash distributions
  - Clear market validation for scrip valuation

The main securities being offered under the B&B/SP proposal are listed on the ASX today. Those entities have an aggregate market capitalisation of $6 billion with good liquidity in the securities, meaning Alinta could readily value those components.

Evaluation of B&B/SP Offer

Since Alinta's announcement on 30 March of the Scheme Implementation Agreement with B&B/SP, the consortium has improved its offer in a number of respects.

The Board and its advisors undertook a rigorous assessment of the comparative values of the two offers.

---

2 Subject to an increase in all components except BBI EPS and reduction in BBI EPS as a result of shareholder elections to take BBI EPS

3 Alinta Shareholders who hold 1,000 or less Alinta Shares at the Scheme Record Date

Alinta

In order to secure the increased consideration, Alinta has increased the amount of break fee payable to B&B/SP from $37.5 million to $59.25 million (being 0.75% of the value of the B&B/SP proposal). The break fee is payable in the same circumstances as previously.

Evaluation of Macquarie Bank Limited Offer

The options available under the Macquarie offer were:

- $15.80 in cash with no restrictions on availability
- $15.80 in shares in Essential Infrastructure Australia (EIA), subject to scale back, and
- $16.60 "balanced scrip" alternative including shares in EIA and units in APA subject to scale back. This alternative was available to approximately 19% of the shares on issue.

Potential franking credit value of $0.40 was available for each alternative and the full scrip option remained the default option.

The Board considered the potential future value of EIA, the new company that Macquarie proposed to list and which would include all of Alinta's existing assets except its APA interests.

While the Board acknowledged that Macquarie had made material improvements to EIA since its original proposal, the Board believed that the B&B proposal offered superior scrip and greater completion certainty.

The Board and its advisors undertook a thorough evaluation of the Macquarie proposal using the EIA valuation metrics provided by Macquarie. The valuation also included an assessment of potential scale backs to the scrip alternatives as well as an assessment of the value of the CGT roll over relief in EIA.

In evaluating the CGT benefits the Directors noted that the CGT roll over relief does not eliminate the tax liability, but rather defers it until the stock is ultimately sold. Accordingly, Alinta undertook an analysis of the overall effect of CGT roll over relief on shareholders using an array of scenarios of cost bases, holding periods and personal tax rates.

Alinta also noted that the low cost base shareholders, who are otherwise likely to benefit most from CGT roll over relief, would have had their capital bases eroded through tax deferred distributions within 2-3 years. Following this, future "tax deferred" distributions would have been taxable when received and the ultimate CGT liability on disposal would be higher.

On balance, the Board concluded that the potential advantage of CGT rollover relief to Alinta shareholders was more than offset by the other advantages of the B&B/SP offer noted above.

Mr Akehurst said: "While there are always extremes in individual circumstances, we have endeavoured to find a position that broadly balances the best interests of all shareholders in Alinta's diverse shareholder base."

In due course shareholders will receive documents in the mail to vote on a scheme of arrangement to execute the transaction. The shareholders' meeting is expected to be held in August 2007 with implementation of the transaction shortly thereafter.

Alinta is being advised by Carnegie, Wylie & Company, JPMorgan and Blake Dawson Waldron.

Alinta

A copy of an investor presentation is attached.

* *

For more information please contact:

Media

Tony Robertson
Group Manager Corporate Affairs
Phone: (08) 6213 7362
Mobile: 0419 867 230

Investor Relations

Shaun Duffy
Group Manager Investor Relations
Phone: (08) 6213 7348
Mobile: 0404 094 384



Investor Presentation – 11 May 2007

Alinta

Improved Recommended Offer from B&B/SP

Alinta

- **$16.06 per Alinta share**[(1)]
- **$16.46 per Alinta share including franking credits**[(2)]
- **Significant value improvement**
  - Improvement of **over $1.00/share** since initial recommended bid 30 March 2007 including stock appreciation
  - **45 cent increase** in cash and scrip exchange terms from previous recommended offer
- **Outstanding value for Alinta shareholders:**
  - **49% premium** to pre-announcement share price[(3)]
  - **$2.6bn value creation**[(3)]

(1) Based on prices of BBI, BBP, BBW and APA at 11.00am, 8 May 2007. Same price reference point used throughout document

(2) To be distributed by special dividend

(3) Relative to 30 day VWAP prior to potential MBO announcement on 9 January 2007

A Record Price for Alinta Shares

Alinta

Alinta share price – last 12 months



$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
4-May-06
27-Jul-06
19-Oct-06
11-Jan-07
5-Apr-07
B&B/SP offer: $16.06
Premium: 49%
30 trading day VWAP prior to potential MBO announcement: $10.79

Significant Multiple Premium to Other Transactions in the Sector

Alinta

Current Year EBITDA Transaction Multiples(1)


15.4x
13.8x
13.3x
13.3x
12.6x
Alinta(2)
AIH / Alinta
GasNet / APA Group
Origin Energy Networks / APA Group(3)
AGL Infrastructure / Alinta

(1) Acquisitions of listed energy infrastructure entities since January 2006, and Origin Energy Networks transaction
(2) EBITDA includes share of associates' profits. Excluding share of associates' profits the EBITDA multiple is 17.0x
(3) Based on share of EBITDA (SEA Gas and AIH Origin Energy Asset Management) and dividends received from Envestra

Sources: Alinta: Consensus broker forecasts. AIH: Target Statement. GasNet and AGL Infrastructure: Grant Samuel Independent Expert Report for Alinta's acquisition of AIH. Origin Energy Networks: APA Group presentation

Significant Premium to Analysts' Valuations

Alinta



$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$ per Alinta share
16.06
13.73
12.25
11.43
11.03
Premium
33%
Average Analysts' Valuation: $12.11
B&B/SP Recommended Offer
Broker 1
Broker 2
Broker 3
Broker 4

Analysts' Most Recent Published Valuation of Alinta(1)
(Source: Broker reports published 28 February 2007)

(1) Excludes estimated takeover values

Form of B&B/SP Offer Consideration Mix

Alinta

- **Overall mix**

	%	$bn
Cash	**56%**	**4.47**
Scrip[1]	**44%**	**3.57**
	100%	**8.04**

- **4 shareholder election options depending on investor preferences**[2]
  - Maximum Cash Option
  - Maximum Scrip Option
  - Maximum New BBI Exchangeable Preference Share (BBI EPS) Option[3]
  - Default (cash and scrip) Option

- **B&B intends to elect for Maximum Scrip Option for its Alinta shareholding**

(1) BBI, BBP, BBW, APA and new BBI Exchangeable Preference Shares
(2) Shareholders can only elect for one of these options
(3) Subject to issuance and, if not capable of being issued, will be replaced by BBI securities.

Default Option Consideration Mix

Alinta

	Ratio per Alinta Share	Value Per Share	% of Total	Aggregate Value ($bn)
Cash	$8.925	$8.93	56%	4.47
BBI Securities	0.752	$1.48[1]	9%	0.74
BBP Securities	0.669	$2.30	14%	1.15
BBW Securities	0.260	$0.48	3%	0.24
BBI EPS	1.599	$1.60[1]	10%	0.80
APA Securities	0.301	$1.27	8%	0.64
Total Value		**$16.06**	**100%**	**8.04**

(1) To the extent shareholders elect to receive the Maximum BBI EPS Option, the number of BBI securities in the Default Option will be increased to a maximum of 1.566 per Alinta share

Consideration Mix Options[1]



Maximum Cash
Maximum Scrip
Maximum Preference Shares
Default Option
Value per Alinta share:
$16.06
$16.06
$16.06
$16.06
1.27
14.79
1.27
5.13
7.98
1.27
1.27
2.30
8.93
APA
BBI
BBI EPS
BBW
BBP
Cash
Subject to scale back Overall cash cap of $4.47bn
Subject to scale back Overall B&B scrip cap of $2.13bn(2)
Subject to scale back Overall BBI EPS cap of $800m

(1) The mix of consideration to an individual Alinta shareholder will depend on elections made by all Alinta shareholders
(2) Assumes BBI EPS fully allocated, 20% elect Maximum Scrip and 45% elect Maximum Cash
(3) Minimum amount
(4) Maximum amount

Other Key Revised Offer Terms

Alinta

- **Expected completion date 31 August (previously 30 July)**
- **Revised break fee of $59m (0.75% of equity value)**
  - Previously $37.5m
  - Remains payable only if Alinta directors change recommendation and another party obtains control of Alinta, or Alinta breaches the SIA
- **$800m BBI EPS Option[(1)]**
  - Expected to qualify for CGT rollover relief
  - Shareholders can elect to receive full consideration in BBI EPS, subject to availability and possible cap per shareholder[(2)]

(1) Subject to issuance and, if not capable of being issued, will be replaced by BBI securities

(2) If more BBI EPS are subscribed for than are available to be issued, then BBI EPS allocations may be limited to approximately $12,000 per shareholder. Surplus BBI EPS post application of the cap will be reallocated back to BBI EPS applicants

Key Improvements Since Previous Recommended Offer

Alinta

- **Higher price**
- **Opportunity for shareholders to elect for all scrip or over 90% cash**[1]
- **Additional benefits for small shareholders**
  - Potential for rollover relief on BBI EPS[1]
  - Brokerage-free cash out facility for offer securities received on up to 1,000 Alinta shares
  - Post implementation top-up facility in B&B entities

(1) Subject to overall caps

Macquarie Revised Proposal: Key Terms

Alinta

- **Macquarie revised proposal**
  - **$15.80** cash or scrip in Energy Infrastructure Australia (EIA) vehicle
  - **$16.60** "balanced scrip" alternative for up to 19% of shares(1)
  - Estimated blended value of **$15.95** per Alinta share(2)
- All cash option based on **conditional underwriting** by 5 investment banks and partial sub-underwriting and firm investment by 15 institutions
- Valued at **8.5% yield**
- **Scrip default option**
  - Alinta directors required to recommend overall scheme, without preference for consideration type
- **Material conditions**

(1) Includes distribution rather than underwritten sale of APA securities

(2) Pro rata value of elimination of APA underwriting discount across Alinta shareholder base, through distribution of APA securities

Assessed Values of B&B/SP and Macquarie Offers Very Similar

Alinta

- Our "apples to apples" comparison of pre-tax offer values(1):



B&B/SP
Macquarie
$16.06
$15.94
$15.80
$15.95
"Headline" Price
Estimated "Distribution Adjusted" Price2
Macquarie Cash or Scrip Offers
Macquarie "Balanced Scrip" Option Pro Rata Across Shareholder Base

(1) Before consideration of CGT rollover relief (next page)
(2) Deducting pre-completion distributions on B&B securities that Alinta shareholders will not receive, adding back estimated accrual for next distribution at completion

Analysis of Impact of CGT Rollover Relief

Alinta

- Macquarie offer has potential benefits from CGT deferral for certain Alinta shareholders
- A **deferral not removal** of this tax exposure
- Benefit of CGT deferral assessed using shareholders' estimated entry prices, tax rates, future liability period and 8.5% annual interest benefit from tax deferral
- Other considerations:
  - Low cost base shareholders likely to pay tax on "tax deferred" EIA distributions within 2-3 years
  - Full rollover relief not available to all shareholders under Macquarie offer due to minimum 53% overall cash component
  - Potential CGT rollover relief for small shareholders under B&B/SP offer
- **Conclusion: While relevant to the evaluation, additional CGT rollover relief benefit related to the Macquarie proposal was not in its own right a decisive factor**

Our Reasons for Choosing B&B/SP Offer

Alinta

Despite closeness of value outcomes, B&B/SP offer evaluated as superior as considered to provide:

✓ Greater completion certainty

✓ Higher confidence in value of scrip component of consideration

- Stronger growth outlook
- Better quality of cash distributions
- Clear market validation for scrip valuation

Greater Completion Certainty

Alinta

- **Significant additional conditionality in Macquarie offer compared to B&B/SP. Macquarie would have right to terminate offer in a variety of events over next 4 months, including:**
  - 10% fall in S&P/ASX 200 Index
  - 100bps increase in interest rates
  - Material adverse change in Alinta (lower thresholds than B&B/SP)
  - EIA prospectus not lodged(1)
  - Breach of comprehensive representations and warranties required of Alinta

(1) Lodgement of the Prospectus required the consent of the underwriters which could be withheld in a number of situations. Macquarie offered to guarantee to expend financial resources to address one of these situations (where the Prospectus Financial Metrics were worse than Macquarie's Bid Model). This offer was contingent on onerous representations and warranties from Alinta. However, the underwriters retained the right to refuse to consent to lodgement of the Prospectus, if the underwriters, acting reasonably, believed an event had occurred which was likely to have a material adverse effect on the offer

Stronger Growth Outlook

- The growth profile and asset composition of Macquarie's EIA entity improved from its previous offer
- Nevertheless, even after external management fees payable by B&B entities, market forecasts are for the B&B entities to have significantly higher distribution growth than Macquarie's EIA vehicle would have

Forecast 2007F-2009F year distribution growth vs. 2008F cash yield vs. market capitalisation



2008F cash yield (%)
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
(1.0%)
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
10.0%
11.0%
2007F - 2009F year forward DPU CAGR (%)
EIA (30 Mar) - 8.5%
EIA (9 May) - 8.5%
ENV - 8.0%
HDF - 8.5%
CIF - 7.9%
SPN - 7.9%
APA - 6.8%
SKI³ - 9.9%
BBP¹ - 7.1%
DUE - 7.5%
BBW - 7.6%
BBI² - 7.7%
MCG - 7.2%
TCL - 7.0%
MAP - 7.0%
AIF - 5.9%
MIG - 5.3%

Source: Datastream (I/B/E/S consensus estimates), 9 May 2007

Note 1: BBP consensus 2008F does not yet fully reflect the 10+% EBITDA upgrade announced on 1 May 2007 (only two brokers have updated)

2: BBI consensus does not reflect the 2007F upgrade announced on 4 May 2007 (no brokers have updated)

3: Calendarised to 30 June year end except for SKI which is based off 31 December year end

Better Quality of Cash Distributions

Alinta

- B&B entity distributions are funded from operating cash flow less debt servicing costs
- By contrast, 33% of Macquarie's projected FY 2008 EIA distribution funded from "settlement reserve account"
- We also had concerns over Macquarie's use of future cost saving estimates that are materially higher than supported by Alinta management

Greater Market Validation of Scrip Prices

Alinta

- Improved validation for EIA scrip price provided by $1.3bn sub-underwriting and firm investment compared to previous Macquarie offer
- But Macquarie EIA still **essentially a re-listing of existing Alinta assets at materially higher prices than pre-offer**
- And scrip in 3 B&B vehicles have benefit of **observable market prices and high liquidity over a sustained period**
  - Aggregate $6bn market capitalisation today
  - $3.9bn aggregate turnover in last 12 months

Summary of Our Reasons for Recommending B&B/SP Offer

Alinta

- Highly attractive price
- Relative to Macquarie offer:
  - Greater completion certainty
  - Greater confidence in scrip valuation and outlook

Updated Timetable

Alinta

- Scheme book: By end of June
- Scheme meeting: Early August
- Completion: By end of August

Questions & Answers

Alinta

Alinta Limited
ABN 11 119 985 590

Alinta Plaza
12 – 14 The Esplanade
Perth WA 6000

GPO Box W2030
Perth WA 6845

Telephone +61 8 6213 7000
Facsimile +61 8 6213 7001

www.alinta.net.au

17 May 2007

To: Company Announcements Office
ASX

By: Electronic Lodgement

Appendix 3B – Issue of Shares on Conversion of Options

Attached is an Appendix 3B detailing the issue of shares on conversion of options pursuant to the Alinta Executive Option Plan.

Patrick McCole
Company Secretary

Enclosure

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96 Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Name of entity

Alinta Limited

ABN

11 119 985 590

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to options exercisable at $4.5177 per share due to expire on 8 May 2013.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The additional securities rank equally in all respects with existing quoted securities from the date of allotment.
5	Issue price or consideration	$4.5177 per share for 100,000 options
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares pursuant to an exercise of options under the Alinta Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	494,639,060	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,041,223	Options to subscribe for ordinary shares issued under the Alinta Executive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Items 11 to 33 are Not Applicable
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | |

33 +Despatch date | |

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 May 2007
(Company secretary)

Print name: Patrick McCole

== == == == ==

END

+ See chapter 19 for defined terms.